July 26, 2010
VIA EDGAR
Mr. John Reynolds
Assistant Director—Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	The TJX Companies, Inc. Form 10-K for Fiscal Year Ended January 30, 2010 and filed March 30, 2010 File No.: 1-04908
Dear Mr. Reynolds:
The TJX Companies, Inc. (“TJX” ) is responding to the Staff’s comments of June 25, 2010, with respect to TJX’s Annual Report on Form 10-K for the year ended January 30, 2010. For the Staff’s convenience, set forth below in bolded text are the Staff’s comments, followed by TJX’s response.
Form 10-K for the Year Ended January 30, 2010
Item 15. Exhibits and Financial Statement Schedules
1. We note your response to comment two from our letter dated May 28, 2010 and we reissue the comment. The fact that Exhibit 10.1, the Revolving Credit Facility, has terminated and is no longer in effect is not relevant. The agreement, when filed as a material contract, should have been filed in its entirety pursuant to Item 601 of Regulation S-K. With respect to Exhibit 10.1 to the Form 8-K filed April 10, 2009, we note the reference to Exhibit A in section (c) of this exhibit. Please confirm that you will file these exhibits in their entirety with your next Exchange Act report.
Response:
TJX will file each of these documents in its entirety with the Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2010.

Mr. John Reynolds	2	July 26, 2010
Schedule 14A
Executive Compensation Committee, page 8
2. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.
Response: TJX has a regular enterprise risk assessment process overseen by the Board of Directors of TJX (the “Board”) described on page 5 of TJX’s Annual Proxy Statement on Schedule 14A (the “Proxy Statement”) and as part of that process, reviews the risks associated with TJX’s compensation plans and arrangements. In fiscal 2011, in response to the amended Securities and Exchange Commission disclosure requirements, the Executive Compensation Committee of the Board, or ECC, conducted an additional compensation-related risk assessment as noted on page 8 of the Proxy Statement. The ECC’s assessment considered (a) what risks could be created or encouraged by TJX’s executive and broad-based compensation plans and arrangements worldwide, (b) how those potential risks are monitored, mitigated and managed and (c) whether those potential risks are reasonably likely to have a material adverse effect on TJX. The assessment was led by TJX’s Chief Compliance Officer who is responsible for management of TJX’s enterprise risk management process and included consultation with and input by, among others, senior human resources and financial executives and internal and external legal counsel. This process included:
•	a review of TJX’s compensation programs and practices, including its historical compensation practices;

•	analysis of programs or program features and practices that could potentially encourage excessive or unreasonable risk-taking of a material nature;

•	a review of business risks that these program features could potentially encourage;

•	identification of factors that mitigate risks to the business and incentives for executives to take excessive risk, including, among others, a review of compensation design and elements of the compensation programs, role of compensation consultants and other advisors, authority and discretion of the Board, the ECC and other Board committees in compensation, controls and procedures, program and cultural elements and potential for individual or group influences; and

•	consideration of the balance of potential risks and rewards related to TJX’s compensation programs and its role in implementation of TJX’s strategy.
Fiscal 2010 Compensation, page 18
Fiscal 2010 Special Bonuses, page 20
2. We note that the Management Incentive Plan for Mr. Sweetenham is based in part upon the TJX Europe target, which is a reportable segment. We also note the performance based restricted stock awards granted in 2009 with adjusted pre-tax income targets. The company, however, has not provided quantitative disclosure of these targets. In future filings, please disclose the specific

Mr. John Reynolds	3	July 26, 2010
performance targets used to determine incentive amounts, or provide in your response letter a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that you will disclose the performance targets in future filings, please provide us with your proposed draft disclosure.
Response: With respect to Mr. Sweetenham, he has only a corporate target under TJX’s Management Incentive Plan (“MIP”) for fiscal 2011. This is the same target as all other individuals expected to be named executive officers for fiscal 2011. The fiscal 2011 MIP target for the named executive officers and the results for fiscal 2011 will be disclosed in next year’s proxy statement in the manner disclosed on page 19 of the Proxy Statement with respect to fiscal 2010.
With respect to performance-based restricted stock, we believe you are referring to the targets for those awards referenced on page 20 granted in fiscal 2010 for which the performance periods have not been completed. We respectfully advise the Staff that we believe that disclosure of the specific performance targets for those awards is not required in the Proxy Statement under Instruction 4 to Item 402(b) of Regulation S-K because they are confidential financial information, the disclosure of which would result in competitive harm to TJX.
Instruction 4 indicates that the standard for determining whether disclosure would cause competitive harm is the same standard that would apply under Rule 24b-2 of the Securities Exchange Act of 1934, as amended, which provides for confidential treatment of confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant. TJX believes that the financial data underlying the performance targets for periods not yet completed constitutes “commercial or financial information obtained from a person” and is “privileged or confidential” under 5 U.S.C. §552 (b)(4) (2000) and 17 C.F.R. §200.80(b)(4) (2001), and that disclosure of such financial information prior to the close of the applicable performance periods would cause substantial harm to the competitive position of TJX.
The performance conditions for all of the various performance-based restricted stock awards referenced on page 19 of the Proxy Statement are disclosed on pages 19 and 20. Depending upon the award, the performance condition for each award is the achievement of corporate performance sufficient to earn at least 67% of either the target annual corporate MIP awards or the target multi-year Long Range Performance Incentive Plan (“LRPIP”) award for particular periods. To make this performance level meaningful to investors, we have in each case provided the percentage of pre-tax income in TJX’s plan for the period that would be required to achieve the respective targets. In the case of LRPIP, we assumed equal divisional performance against its target performance in order to be able to provide such an estimate. TJX believes that providing those percentages of plan pre-tax income required to achieve a target calibrates the level of achievement required. By providing the applicable percentages of planned income required to achieve the target for performance periods that have not closed, investors are able to see the extent of performance required relative to TJX’s expectations for the relevant period.

Mr. John Reynolds	4	July 26, 2010
We did not disclose in the Proxy Statement the specific MIP or LRPIP performance targets for periods that have not been completed underlying the performance-based restricted stock targets. This forward-looking information is confidential, and disclosure could subject TJX to substantial competitive harm. The projections provided publicly by TJX do not include pre-tax income for any period, information on any business segment other than Marmaxx or information for any fiscal year beyond the current fiscal year. Disclosure of performance targets containing this information before the end of the applicable performance periods would provide competitors predictive insight into TJX’s business planning on both the corporate and divisional levels, resulting in substantial competitive harm to TJX which could adversely affect TJX’s competitive position in new and existing markets. Disclosure would be particularly harmful because it would reveal forward looking information on each of TJX’s business segments for three fiscal years that would otherwise not be available. The insights made available to competitors (and the unfair advantages gained), therefore, would provide valuable information about TJX’s plans at the corporate and the divisional levels, not only for the current year, but over the long term as well. In addition, the MIP and LRPIP performance targets are part of incentive plans utilized broadly across TJX. As a result, disclosure of these targets for uncompleted periods would allow competitors an unfair advantage to undercut TJX’s recruitment and retention strategies which could lead to the loss of executive talent.
Following the close of the applicable performance periods, in accordance with Item 402(b) of Regulation S-K, TJX discloses the dollar amounts of the MIP and LRPIP targets, as well as the actual adjusted pre-tax income to which the targets relate, percentage levels of achievement and related payouts in the manner shown on pages 18 and 19 of the Proxy Statement.
* * * *
TJX acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings noted above; that your comments or changes TJX makes to disclosures in response to your comments do not foreclose the Securities and Exchange Commission from taking any action with respect to TJX’s filings; and that TJX may not assert your comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this letter, please do not hesitate to contact our counsel at Ropes & Gray, Mary Weber (617-951-7391) or Adam Fliss (617-235-4927).

Sincerely,
/s/ Ann McCauley
Ann McCauley
Executive Vice President, General Counsel
cc:	Mary Weber Adam Fliss